5/11


05007717

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DEPFA Deutsche Pfandbriefbank

*CURRENT ADDRESS

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4822 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw
DAT : 5/11/05

82-4522

AR/S
12-31-04

annual accounts
and
financial overview 2004

DEPFA
Deutsche Pfandbriefbank AG

DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG

Contents

Business Development as at 31 December 2004
DEPFA Deutsche Pfandbriefbank AG

DEPFA Deutsche Pfandbriefbank AG ("Pfandbriefbank") is the German subsidiary of DEPFA BANK plc, Dublin, a provider of financial services to the public sector worldwide. Within the group, DEPFA Deutsche Pfandbriefbank AG has concentrated to date on the public finance market in German-speaking countries, and on long-term refinancing through the issue of public sector-covered bonds (Pfandbriefe). At the beginning of March 2004, DEPFA BANK plc announced its intention to dispose of DEPFA Deutsche Pfandbriefbank AG. The sale is still in progress.

Following the announcement of the intended sale, it was essential for Pfandbriefbank to maintain a maximum of continuity in its external relationships, particularly with regard to its clients in the lending and refinancing businesses. At the same time, safeguarding its attractive funding levels and retaining its highly-qualified staff were just as crucial for Pfandbriefbank's continued success. The bank achieved both objectives: whilst there was no material employee fluctuation, Pfandbriefbank even managed to improve its funding levels during the year under review.

In order to prepare the way for the sale, a number of measures were taken in the 2004 financial year which impacted on Pfandbriefbank's income statement and balance sheet. The bank transferred its Tokyo branch to DEPFA BANK plc in December 2004 - a move which had been planned for some time. As another preparatory measure for the eventual disposal, Pfandbriefbank realised hidden reserves in its asset portfolio. This move, which is equivalent to an accelerated distribution, was designed to reduce the amount of goodwill any potential buyer would need to pay.

DEPFA Deutsche Pfandbriefbank AG's operating activities developed very favourably during the 2004 financial year. Its clear focus on the low-risk public finance business, and a high level of operational efficiency, allowed the bank to take a positive stance and distance itself from the general earnings development trend in the German banking sector.

DEPFA Deutsche Pfandbriefbank AG continues, however, to hold a letter of comfort from DEPFA BANK plc.

Results of Operations

Extended net interest income (including dividends received) in 2004 was € 144.4 million, which corresponds to a decline of 20.3% compared with the previous year. This was predominantly due to an 11% reduction in total assets, primarily as a result of the transfer of the bank's Tokyo branch: other factors included a lower overall level of interest-free funding (as a result of the significant special distribution in spring 2004), and the ongoing transfer of property loans. Net commission income was down € 6.5 million to € 1.1 million, on account of the demise of commission income generated within the Group for guarantee credits.

Personnel expenditure was reduced by 7.9% to € 24.8 million, as a result of a lower level of provisions for pensions compared to the previous year. Other administrative expenses were reduced across the board, totalling € 15.7 million (2003: € 22.0 million). Depreciation on property and equipment was down € 0.2 million to € 2.8 million, so that administrative expenditure fell 16.7% to € 43.3 million overall.

Net other operating income and expenditure comprises several items, some of which vary quite considerably from year to year. A significant improvement in the net balance, from € -24.4 million in 2003 to € -1.7 million in the year under review, was mainly due to the absence of deferred costs from the restructuring of the previous DEPFA Group (which were a determining factor for last year's balance), a one-off result of € 7.2 million realised upon disposal of the Tokyo branch, as well as higher income from Group-internal services rendered.

With a positive amount of € 166.1 million, the risk provisioning balance clearly exceeded last year's figure (€ +12.0 million). While the net amount for 2003 had been impacted largely by the early repurchase of mortgage bonds, which had resulted in a € 67.7 million burden to income, the figure for 2004 was down to minus € 5.7 million. An additional key factor that contributed to the significantly positive outcome in the net risk provisioning balance lies in the realisation of hidden revaluation reserves in promissory note loans (Schuldscheindarlehen). The sale of these public-sector loans generated € 111.2 million overall. In 2003 the bank achieved € 43.9 million from the sale of public-sector loan assets.

Profit before taxes was € 266.6 million, which corresponds to an increase of 114.4% over 2003. Profit after income taxes totalled € 175.3 million (given a tax rate of 34%), up strongly from € 70.3 million in thr previous year.

Lending business

Pfandbriefbank's lending volume was € 67.1 billion as at 31 December 2004, after € 73.4 billion at the end of 2003. The decline was largely due to the aforementioned transfer of the Tokyo branch to DEPFA BANK plc. At € 62.7 billion, the bulk of the lending volume was accounted for by Public Finance, further broken down into loans (€ 35.8 billion) and bonds (€ 26.9 billion). Property loans were reduced further, as scheduled, by 25% to € 3 billion. The residual risk of exposures, in the amount of € 1.8 billion, has been neutralised by way of securitisation and indemnity agreements.

Excluding the bank's international branches, new commitments totalled € 11.7 billion; these were generated across a broadly-diversified regional basis.

Funding

At year-end 2004, Pfandbriefbank's total funding volume amounted to € 56.1 billion (a decline of € 3.9 billion from year-end 2003), of which € 54.5 billion was apportionable to debt securities and € 1.6 billion to promissory note loans. New long-term funds raised during the year under review totalled € 6.2 billion (2003: €8.4 billion). These were raised with an average term of 8.5 years, at levels which were as attractive as in the previous year.

Balance sheet

Total assets were down € 9.6 billion, to € 75.5 billion. Total volume of business, which also includes guarantee obligations and irrevocable loan commitments assumed by the bank, fell from € 85.4 billion to € 75.7 billion. As indicated above, the reduction was mainly attributable to the disposal of the Tokyo branch, and the ongoing reduction in property loans held.

Liable capital

At 31 December 2004, equity capital pursuant to section 10 of the German Banking Act (KWG) was € 1.7 billion. At 19.5%, the core capital ratio according to the German Banking Act was still very high compared with the industry average. This also applies to the total capital ratio of 39%. The equity-related limit on borrowings (the "circulation limit") that must be observed by mortgage banks, was utilised by between 69% and 78% during 2004.

Derivatives

During the year under review, Pfandbriefbank only used derivatives for the purposes of hedging interest rate, credit and currency risks, to protect itself against fluctuations in market prices. The bank generally enters into swap transactions covering all fixed-rate assets and liabilities. No derivative instruments were used in the cover assets pool. The nominal volume of financial derivatives held at the end of 2004 was € 93.2 billion. The corresponding net market value – offset by equivalent revaluation reserves on securities holdings – was € -2.1 billion.

Personnel report

During the period under review, the number of employees changed from 134 to 108. Of this reduction, the transfer of the Tokyo branch to DEPFA BANK plc accounted for 30: adjusted for this transfer, staff numbers rose by 4.

The planned change in ownership in the near future has demanded a high level of commitment from all our employees in the past 12 months. At the same time, we continued to pursue our existing operative business.

Age structure of DEPFA Deutsche Pfandbriefbank AG employees as at 31 December 2004

Age (in years)	Female	Male	Total	%	% (accumulated)
up to 29	5	7	12	11.1%	11.1%
30–39	28	32	60	55.6%	66.7%
40–49	12	13	25	23.1%	89.8%
50–59	2	7	9	8.3%	98.1%
60 and above	0	2	2	1.9%	100.0%
Total	**47**	**61**	**108**	**100.0%**	
Average age (in years)	37.5	40.0	38.9		

Outlook

The announced intention of the Board of Directors of DEPFA BANK plc to dispose of DEPFA Deutsche Pfandbriefbank, together with the corresponding far-reaching organisational separation of both institutions, will impact on the Pfandbriefbank's future strategic focus, as well as on its operative development. It offers a broad range of opportunities to a potential buyer. DEPFA Deutsche Pfandbriefbank AG commands an excellent refinancing platform, with outstanding expertise in the growing European covered bond market. It is also an efficient, very well-capitalised and profitable provider of public finance, offering significant growth potential in international markets.

Several members of staff exercising functions for the DEPFA Group left Pfandbriefbank to take up employment by DEPFA BANK plc as at 1 January 2005. Where necessary, Pfandbriefbank will replace these resources.

The 'squeeze-out' procedure, through which the outstanding 1.75% minority interests in DEPFA Deutsche Pfandbriefbank AG were to be transferred to DEPFA BANK AG, was completed on 3 February 2005 by way of a court settlement agreed upon with minority shareholders. DEPFA BANK plc has held 100% of the share capital of DEPFA Deutsche Pfandbriefbank AG since the registration of the squeeze-out into the Commercial Register at the local court in Frankfurt/Main (Amtsgericht Frankfurt am Main), on 7 February 2005.

Following the transfer of the bank's Tokyo branch to the Group parent company, DEPFA BANK plc, a similar transfer of the Rome branch is planned for 2005.

The Management Board of DEPFA Deutsche Pfandbriefbank AG has welcomed the planned new German Pfandbrief Act. The amendments to the legislation, likely to come into force in July 2005, will permit Pfandbriefbank to conduct its operations largely along the lines of a universal bank, thus further enhancing its business opportunities. Depending on the strategy adopted by a purchaser, the bank will be in a position to explore new business opportunities. At the same time, the amended legal framework will permit Pfandbriefbank to expand its core covered bond business, enhancing its diversification in terms of risks and revenues. Against the backdrop of the expected growth in the Pfandbrief market, the bank will be able to leverage its vast experience as a benchmark issuer by providing advisory and other services to new issuers.

The Management Board of DEPFA Deutsche Pfandbriefbank AG is confident of achieving further improvement in operating profit. It regards market risks as the main risks to which its operations are exposed. These are captured and managed by the bank's Risk Controlling and Risk Management departments. Credit risks have been further reduced by the ongoing transfer of property loans. The bank is also subject to very limited liquidity and operational risks, which are described in more detail in the Risk Report.

Report from the Management Board on business relationships to affiliated companies

We hereby declare that DEPFA Deutsche Pfandbriefbank AG has received appropriate consideration whenever carrying out legal transactions with affiliated companies, in line with the circumstances of which we were aware at the time at which such legal transactions were entered into, and that it has not been adversely affected by any measures that were either taken or not effected.

Risk Report

1. Integration of DEPFA Deutsche Pfandbriefbank AG into DEPFA Group Risk Management

Transforming economic risk is an essential part of the banking business. That is why the targeted handling of risks – based on a professional and efficient risk management infrastructure – is as vital to ensuring the company's continued existence and profitability as it is important to satisfy the requirements of the environment the company operates in. The latter includes investors, analysts and rating agencies as well as legislators, regulators and auditors.

DEPFA Group has developed and established a comprehensive system to identify measure and manage risks over recent years. This infrastructure, which includes an early warning system, is embedded in DEPFA's business processes. It is designed to comply with economic and legal requirements, and to satisfy the growing information needs of participants in the capital markets. As an wholly owned subsidiary of DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG (referred to below as "Pfandbriefbank") has been fully integrated into the risk management systems of Dublin-based DEPFA Group.

The split of the former DEPFA Group and the restructuring of the new DEPFA into an Irish banking group had a multi-faceted impact on the risk management system of Pfandbriefbank.

Firstly, following the spin-off of property activities and the transfer of the largest part of related credit risks to third parties, risks arising from the property lending business are, in essence, no longer relevant for Pfandbriefbank.

Pfandbriefbank's parent company, DEPFA BANK plc, has established several committees at Group level, which are concerned with the management of risks:

- **Executive Committee:** The Executive Committee is responsible for the cross functional management of the Group.
  Objectives: implement strategies and controls; cross-functional coordination.
- **Asset & Liability Committee:** The Asset & Liability Committee implements the market risk strategy of the bank and allocates capital by setting risk limits.
  Objective: manage interest rate and liquidity risk, minimize funding costs.
- **Asset Management Committee:** : The Asset Management Committee is responsible for determining the overall make-up/diversification of the assets and optimizing return in the context of risk.
  Objective: diversification, asset optimization, rating preservation and capital growth.
- **Credit Committee:** The Credit Committee is responsible for counterparty credit risk. It focuses on credit review and approval of individual obligors and on counterparty and country limits.
  Objective: manage credit risk.
- **The Strategic Planning Committee:** The Strategic Planning Committee is responsible for assisting the Office of the Chairman in the assessment of the overall strategy of the bank and the budgeting and budget/ monitoring process.
  Objective: anticipate industry trends and implement appropriate strategy for the Bank.

The Management Board of Pfandbriefbank is responsible for the management of risks within the Pfandbriefbank. Its decisions are based on proposals set out by the Group Committees described above. Responsibilities within Pfandbriefbank's Management Board have been assigned in compliance with the Minimum Requirements for the Trading Activities of Credit Institutions. The compliance with limits set by the Management Board is monitored by the Market Risk, Accounts, Operations and Credit departments, who measure risks for this purpose.

2. Credit Risks

Credit Risk is defined as the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a business partner. The relevant receivable may be based on traditional on-balance sheet lending business or off-balance sheet business, e.g. counterparty risk arising from derivative financial instruments. The analysis below is based on the Pfandbriefbank's on balance sheet interest earning public sector assets excluding € 1.1 bn assets in its Rome branch.

2.1 Credit Risks in Public Finance

New business entered into by Pfandbriefbank is exclusively in the Public Finance sector. The business is clearly focused on sovereign and sub-sovereign borrowers, and on public sector-supported financial and specialist entities. In addition, business is transacted with selected financial institutions.

The risk weighting of the Pfandbriefbank's portfolio of assets clearly reflects the characteristics of the Public Finance business:

74.4% of the Pfandbriefbank's on-balance sheet public sector assets are zero-weighted according to BIS rules. This illustrates the focus on sovereign and sub-sovereign institutions. The next-largest category carries a 20% weighting; these counterparties are predominantly municipalities and state-guaranteed banks.

BIS Risk Weightings DEPFA Deutsche Pfandbriefbank AG (31 Dec 2004)


0% weighting 74,4%
10% weighting 0,4%
20% weighting 25%
100% weighting 0,2%

The portfolio is broadly diversified, with public sector counterparties in 22 countries. In order to ensure the top ratings for the Pfandbrief covered assets pool and a high rating for the bank, the business is focused on clients and counterparties with the highest credit quality.

The rated clients and counterparties account for a very high proportion of the Pfandbriefbank's assets. Almost 48,7% of the Pfandbriefbank's portfolio of on-balance sheet interest earning assets relates to counterparties with triple-A ratings by ECAIs (External Credit Assessment Institutions) while a further 44 % of assets relate to double-A ratings by ECAIs. 0.9% of the total portfolio is unrated by ECAIs. In this analysis, the rating is taken as the highest awarded by the three major ECAIs.

Pfandbriefbank's on balance sheet interest-earning assets, rated by External Rating Assessment Institutions (ECAI), 31 December 2004


AA1
14.9%
AA2
7.2%
AA3
21.9%
A1
0.5%
A2
5.6%
A3
0.3%
Other
0.9%
AAA
48.7%

Assessing Credit Risk – the internal rating system in DEPFA Group

The Pfandbriefbank applies the Group's rating system to the measurement and management of credit risks. The parent company's credit department prepares and provides the required analyses and decision proposals on the basis of an agency agreement.

Credit scoring of counterparties is critical to DEPFA's business. The scoring model of the Pfandbriefbank mirrors that of the Group and it is reviewed continuously. In recent years, DEPFA moved to a unitary scoring system for its main credit risk pools (sovereign, sub-sovereign and financial institutions), divided into 22 grades.

DEPFA BANK's 22-grade internal rating system is similar to the grading system used by the External Credit Assessment Institutions ("ECAI").

All counterparties across all risk groups are graded in accordance with this system. The steps to assign and test the robustness of the internal rating involve:

- Grading individual counterparties through the analysis of balance sheet strength, the historic and budgeted relationship of direct tax and central allocation (grant) revenues with expenses, the relationship of debt to operating surpluses, indebtedness per capita, political stability and to guarantee structures.
- The analysis of the sub-sovereign legal framework including the delegation of powers from the sovereign and financial and regulatory support of its activities.
- Mapping internally derived ratings against the ECAI ratings for externally rated borrowers.

The credit approval process

In the Pfandbriefbank, the sole approval power for Public Finance loans lies with the Management Board. Its decisions are taken on the basis of recommendations by the Group Credit Committee. There is a organisational separation between credit assessment and loan approval on the one hand, and business development and client coverage on the other, both in terms of organisation and reporting lines.

Pfandbriefbank distinguishes the following risk categories:

- Sovereign risks:
  Lending to federal governments, federal government agencies and central banks

- Sub-sovereign risks
  Lending to regions, municipalities or to regional and local authorities

- Lending to public sector institutions
  With or without explicit government guarantee, but supported by additional security features

2.2 Sovereign Risks

The Management Board approves country limits, based on the recommendations of the Credit and Country Risk Committees, and taking into account the restrictions set out in the German Mortgage Bank Act (Hypothekenbankgesetz). Following the liberalisation of the Act in 2002, the bank is now permitted to carry exposure to country risks in North America, Japan and the EU accession candidate countries which became EU members in 2004.

Sovereign risks are managed by the Country Risk Committee. Reviews of sovereign risks are carried out at least annually, with detailed reports on the social, political and economic situation of all countries presented to the Group Credit Committee for approval. All sovereign/countries are rated in accordance with the Group internal rating grades 46,8% of the Pfandbriefbank's on balance sheet interest earning assets represent direct or supported sovereign obligations.

The following table shows the sovereign risk exposure divided by country.

On balance sheet income earning assets by country of risk (31 December 2004)



Portugal
1.0 %
UK
1.0 %
USA
1.0 %
Other
5.0 %
Belgium
1.0 %
Spain
3 %
Greece
4.0 %
Italy
6.0 %
Germany
60.0 %
Austria
6.0 %
France
12.0 %

2.3 Sub-Sovereign Risk:

TThe Credit Risk Unit, a specialized team of professionals based in Dublin, carries out sub-sovereign risk analysis. This team is independent from business origination/relationship management. This unit is responsible for assessing and rating (in accordance with the DEPFA internal grading system) the credit risk for all sub-sovereign entities in the countries in which the Pfandbriefbank is operative 48,5% of the Pfandbriefbank's on balance sheet and interest earning exposures represents direct or indirect obligations of sub-sovereigns.

2.4 Financial Institution Risk:

DEPFA Group's counterparty risk exposure from its Treasury business is associated with securities transactions, money-market dealings and interest rate derivatives entered into with other banks as counterparties. The extent of the resulting credit risk depends on the structure of the particular transaction. Whilst the credit exposure for on-balance sheet instruments is denoted by their current market value, the credit risk of derivative financial instruments corresponds to the "potential" replacement costs – those that could arise from the replacement of an equivalent position in the event of potential counterparty default.

The Credit Risk Unit carries out the assessment of DEPFA's exposure to financial institutions. Specialized professionals' work with the front office personnel to evaluate the credit risks involved in these counterparties. The approval process applied is the same as for sub-sovereign counterparties. In addition, all financial institutions are rated internally. All counterparties must have pre-approval limits in place as a prerequisite to conducting transactions with the Pfandbriefbank. The Chart chart below details the on- balance sheet book value of positions outstanding to Financial Institutions. The ratings used are the lowest external ratings or the internal ratings, where no external rating is available (End Dec-2004). Group internal rating grades 4,7% of the Pfandbriefbank's on balance sheet interest earning assets represent Financial Institutions Credit Risk.

DEPFA Deutsche Pfandbriefbank AG
End December 2004 (excl Rome Branch)


A3
14.2%
A2
1.1%
A1
8.5%
AA3
21.5%
AA2
16.9%
AA1
4.3%
AAA
33.5%

2.5 Limit Monitoring

The monitoring of country limits or cross border exposures is carried out on a daily basis by a dedicated team of professionals based in Dublin. Limit monitoring is performed on both a Group-wide basis as well as on a local entity basis. These exposure reports are made available to management and all business sectors of the Group.

2.6 Discontinued operations - property risk

Following the Group's reorganisation, property risks were almost totally transferred to Aareal Bank AG or third parties. The property lending business of the former DEPFA Group was spun off during the financial year 2002. At the year-end 2004, Pfandbriefbank has a remaining property financing portfolio in the amount of € 3.0 billion of which € 1.5 billion were transferred to third parties via securitisation agreements.

Aareal Bank AG and the Pfandbriefbank have agreed that Aareal Bank AG will acquire the property financing portfolio held by the Pfandbriefbank. In addition, Aareal Bank AG has extended guarantees to DEPFA in respect of individual exposures. These guarantees cover principal exposures totalling € 0.3 billion, plus interest payments in certain cases. In addition, the Pfandbriefbank and Aareal Bank AG have entered into an Agency Agreement whereby Aareal Bank AG administers, on behalf of the Pfandbriefbank, the loans that have not yet been transferred. This Agency Agreement takes into account the legal requirements pursuant to Section 25a of the German Banking Act and provides for protection with regard to the proper administration of the loan portfolio.

3. Market Risk

Market risk refers to the risk of potential loss arising from changes in interest rates, foreign currency exchange rates, equity prices, price or rate volatilities and other relevant market rates and prices such as commodity prices. DEPFA Deutsche Pfandbriefbank AG (Pfandbriefbank) defines its market risk as changes to fair value of financial instruments as a result of rate, price and volatility movements.

The Pfandbriefbank's market risk policies and procedures follow three core principles as applied throughout DEPFA Group:

- A policy framework for all key market risk activities approved by the Board of the Pfandbriefbank.

- The market risk management is centralized in the treasury units, managed by specialized personnel and monitored using appropriate systems and controls,

- The market risk control function measures and monitors the risks independently of the risk-taking units.

The market risk control function has sub-categorized market risk into risk factors. The relevant risk factors for Pfandbriefbank are interest rate and foreign exchange risk. As a bank focusing on Public Sector Finance, the Pfandbriefbank is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, the Pfandbriefbank has a policy that treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Hence, the main risk factor for Pfandbriefbank is interest rate change.

For the quantification and control of these risks, Pfandbriefbank's market risk control unit determines daily Value at Risk (VaR) figures for the banking book in line with industry wide practice using the variance/co-variance methodology. A ten-day holding period with a 99 % confidence interval is used to derive the calculation. The correlation and volatility frequencies for the calculation are annualized to 250 trading days. The choice of a ten-day holding period was selected to give a conservative VaR measure in relation to hedging the risk of the portfolio's positions. Senior management recognizes that VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and the statistical assumptions employed may understate the probability of very large market moves. For this reason additional management tools such as sensitivity measures, back-testing and stress testing are used to supplement VaR.

The following table shows VaR statistics for the year 2004 and the VaR exposure on 31 December 2004 relating to the Pfandbriefbank's banking book:

Interest Rate and Credit Spread Risk	**10 Day 99% VaR (€ m)**
Average	19.8
High	43.0
Low	6.7
31 December 2004	9.8

The average exposure in Pfandbriefbank's banking book amounted to 19,8 €m and the total exposure never exceeded € 43,0m throughout the year 2004.

Monthly average interest rate risk exposure and Value-at-Risk 2004
DEPFA Deutsche Pfandbriefbank AG in € m



Average VaR, Average Exposure
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
Januar
Februar
März
April
Mai
Juni
Juli
August
September
Oktober
November
Dezember

The Graph above highlights the average monthly VaR for Pfandbriefbank's banking book. As can be seen from the above graph monthly average levels vary between € 9m and € 34m

Reports detailing Pfandbriefbank's VaR as well as the limit utilization are prepared daily for senior management. The setting of risk limits is the responsibility of Pfandbriefbank's Board of Managing Directors.

Validity of the VaR Model – back testing

The accuracy of Pfandbriefbank's VaR model is calibrated by means of back testing to ensure the quality of the statistical process. This process entails the comparison of changes in portfolio value incurred against the most likely range of such changes forecasted by the VaR model. Back testing is based on the 1 day 99% VaR figures. In this case, actual losses would not be expected to exceed the forecast by the VaR model on more than three occasions in any one-year (250 trading days).

The graphical representations below show the back-testing results for Pfandbriefbank's interest rate exposure in 2004.


Backtesting – DEPFA Deutsche Pfandbriefbank AG,
2 January 2004 – 30 December 2004
NPV Vchange, VaR in Mio €
15000
10000
5000
0000
-5000
-10000
-15000
02-01-2004
09-01-2004
16-01-2004
23-01-2004
30-01-2004
06-02-2004
13-02-2004
20-02-2004
27-02-2004
05-03-2004
12-03-2004
19-03-2004
26-03-2004
02-04-2004
13-04-2004
20-04-2004
27-04-2004
04-05-2004
11-05-2004
18-05-2004
26-05-2004
03-06-2004
11-06-2004
18-06-2004
25-06-2004
02-07-2004
09-07-2004
16-07-2004
23-07-2004
30-07-2004
06-08-2004
13-08-2004
20-08-2004
27-08-2004
03-09-2004
10-09-2004
17-09-2004
24-09-2004
01-10-2004
08-10-2004
15-10-2004
22-10-2004
29-10-2004
05-11-2004
12-11-2004
19-11-2004
26-11-2004
03-12-2004
10-12-2004
17-12-2004
27-12-2004
04-01-2005
-VaR(99%, 1D) +VaR(99%, 1D) NPVChange1D

As can be seen from the above graph there were only 2 back testing exceptions (both in December) in 250 business days. Therefore, the number of observed exceptions did not exceed the number of statistically permissible exceptions in a 1-year time range.

4. Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. It is Pfandbriefbank's objective to minimise operational risk by:

- applying a robust and reliable system environment;
- maintaining and further developing business continuity plans and procedures;
- documenting all relevant policies, procedures and processes and keeping them under constant supervision;
- identifying and rectifying sources of errors and weaknesses;
- employing suitably qualified and experienced personnel;
- conducting an annual appraisal process, including the regular review of goals and objectives;
- maintaining sound control systems.

Management of operational risk is the responsibility of all operational units. The Managing Board has overall responsibility for management, strategy and the operational risk framework.

Thorough evaluation and selection of personnel for positions, regular reviews with regard to training needs and ongoing on-the-job training are integral parts of Pfandbriefbank's approach to human resource management.

Pfandbriefbank is fully integrated into the IT infrastructure of the DEPFA Group. All major system components (including computer hardware) are duplicated, synchronized and hosted in different locations. This is an integral part of the Group Business Continuity Plan (which also integrates Pfandbriefbank), protecting DEPFA BANK from an externally caused major disaster. Business continuity plans and procedures are under regular review and further development.

Pfandbriefbank complies with the Minimum Requirements for the Conduct of Trading Activities of Credit Institutions (Mindestanforderungen an das Betreiben von Handelsgeschäften der Kreditinstitute) with regard to the monitoring and containment of operating risks involved in trading financial instruments, and with respect to personnel risks. The bank's control system relies on a strict organisational separation of trading functions from monitoring and control functions, as a core measure to prevent trading errors or fraudulent activities. Compliance with the related guidelines is assured by way of organisational measures, and is verified by Internal Audit.

To avoid legal risks from structured transactions, Pfandbriefbank has established "Legal Documentation", a dedicated unit integrated in the business process chain that specialises in the verification and improvement of master agreements and individual contracts, and provides standardised documentation.

The bank's Internal Audit function is an independent unit established to audit and evaluate all of Pfandbriefbank's activities. Internal Audit reports to the Group Audit Committee, and to the Management Board of Pfandbriefbank. Internal Audit supports the organisational units of the Group to accomplish their objectives by bringing a systematic disciplined approach to the evaluation of the effectiveness of risk management, internal control, procedures and governance processes.

In addition to these risk prevention measures, Pfandbriefbank's Operational Risk Control function has developed a framework for the management of operational risks, comprising the following elements:

- Operational Risk Policy, describing the bank's operational risk strategy and operational risk management systems;

- self-assessment procedures to facilitate the internal review of the bank's risk structure regarding the future management of operational risks, by way of structured interviews;

- Loss Database providing a history of losses sustained due to operational risks; and

- Reporting to the Management Board.

Pfandbriefbank largely established the technical and process resources required for Operational Risk Control, and trained employees accordingly.

With the implementation of this framework, Pfandbriefbank will comply with the qualitative requirements of the Basel II accord once these come into effect.

5. Liquidity risk

Liquidity risk defines the threat that current and future payment obligations may not be met in full, or in good time. Pfandbriefbank's Treasury department is responsible for the management of liquidity risk. Liquidity management involves controlling incoming and outgoing payments in a manner so as to maintain process efficiency and optimise related earnings. For this purpose, DEPFA Group conducts a Group-wide liquidity management integrating all relevant Group units. The Group's funding operations are based on several components,

- including the issue of asset-covered bonds (Pfandbriefe), uncovered bearer bonds, promissory note loans or Commercial Paper;

- entering into securities repurchase agreements ("repos");

- participating in open-market transactions of central banks; and money-market dealings.

A significant portfolio of liquid, high-quality securities is additionally available to secure the bank's liquidity. Liquidity balance sheets and cash flow forecasts are used to maintain the ability of the Group, and its various entities, to meet payment obligations at all times.

The requirements of Liquidity Principle II of the German Banking Act, which is relevant to liquidity management, were complied with throughout the year.

Balance sheet as at 31 December 2004
of DEPFA Deutsche Pfandbriefbank AG, Frankfurt/Main

Assets	€	€	€	**Comparative figure of the previous year T €**
1. Cash reserve				
a) cash on hand		253		4
b) balance with central banks		7,765,143		264,605
including: Deutsche Bundesbank € 7,765,143			**7,765,369**	**264,609**
2. Public-sector debt instruments and bills, which are admitted for refinancing at central banks				
a) treasury bills, non-interest-bearing treasury notes and similar sovereign debt		0		0
including: eligible for refinancing with Deutsche Bundesbank € nil				
b) bills of exchange		0		0
including: eligible for refinancing with Deutsche Bundesbank € nil			**0**	**0**
3. Loans and advances to banks				
a) mortgage loans		0		0
b) public-sector loans		4,220,172,058		5,323,569
c) other loans and advances		5,416,432,938		8,841,235
including: payable on demand € 231,567,552 collateralised by securities € nil			**9,636,604,996**	**14,164,804**
4. Loans and advances to customers				
a) mortgage loans		2,953,000,447		3,899,754
b) public-sector loans		32,547,909,171		35,149,439
c) other loans and advances		19,169,279		48,159
including: collateralised by securities € nil			**35,520,078,897**	**39,097,352**
5. Debt securities and other fixed-income securities				
a) money market instruments				
aa) by public-sector issuers	0			0
including: eligible as collateral with Deutsche Bundesbank € nil				
ab) by other issuers	0			0
including: eligible as collateral with Deutsche Bundesbank € nil		0		0

Liabilities	€	€	€	Comparative figure of the previous year T €
1. Liabilities to banks				
a) registered mortgage bonds issued		248,677,470		247,173
b) registered public-sector covered securities		250,285,978		276,746
c) other liabilities		15,838,149,986		17,478,890
including: payable on demand € 375,079,362 registered mortgage bonds (€ nil) and registered public-sector covered securities (€ nil) pledged to lenders as collateral			**16,337,113,434**	**18,002,809**
2. Liabilities to customers				
a) registered mortgage bonds issued		551,413,569		858,334
b) registered public-sector covered securities		4,903,114,269		2,738,041
c) savings deposits				
ca) with agreed notice period of three months	0			0
cb) with agreed notice period of more than three months	0			0
		0		0
d) other liabilities		463,056,568		1,808,347
including: payable on demand € 1,486,633 registered mortgage bonds (€ 9,407,782) and registered public-sector covered securities (€ 44,993,686) pledged to lenders as collateral			**5,917,584,406**	**5,404,722**
3. Certificated liabilities				
a) bonds issued				
aa) mortgage bonds (Hypothekenpfandbriefe)	111,014,078			308,715
ab) public-sector covered securities	46,627,743,926			51,263,171
ac) other debt securities	3,654,836,434			3,230,589
		50,393,594,438		54,802,475
b) other certificated liabilities		0		3,486,816
including: money market instruments € nil			**50,393,594,438**	**58,289,291**
4. Trust liabilities			**130,569,488**	**131,144**
including: Trustee loans € 9,597,828				
5. Other liabilities			**2,321,908**	**167,004**

Assets	€	€	€	Comparative figure of the previous year T €
b) bonds and notes				
ba) by public-sector issuers including : eligible as collateral with Deutsche Bundesbank 10,909,274,960 €	13,427,693,797			14,863,245
bb) by other issuers including : eligible as collateral with Deutsche Bundesbank 10,904,397,895 €	15,011,640,127	28,439,333,924		14,621,434 29,484,679
c) own bonds		1,118,353,550		1,141,298
nominal amount 1,175,602,449 €			**29,557,687,474**	**30,625,977**
6. Equities and other non-fixed income securities			**228,971**	**730**
7. Participations			**1**	**0**
including: in banks € nil in financial service institutions € nil				
8. Interests in affiliated companies			**475,469**	**424**
including: in banks 45,436 € in financial service institutions € nil				
9. Trust assets			**130,569,488**	**131,144**
including: Trustee loans 9,597,828 €				
10. Equalisation claims on the public-sector including debt securities after conversion			**1,285,842**	**2,571**
11. Intangible assets			**0**	**0**
12. Property and equipment			**4,362,835**	**9,717**
13. Unpaid contributions to subscribed capital			**0**	**0**
including: called contributions € nil				
14. Treasury shares			**0**	**0**
nominal amount € nil				
15. Other assets			**51,014,465**	**24,670**
16. Interest deferral, and prepaid expenses				
a) from new issues business and lending		545,108,984		563,529
b) other		63,084,213		255,799
			608,193,197	**819,328**
17. Deficit not covered by capital			**0**	**0**
Total assets			**75,518,267,031**	**85,141,326**

Liabilities	€	€	€	Comparative figure of the previous year T €
6. Interest deferral, and deferred income				
a) from new issue business and lending		84,747,757		119,797
b) other		386,052,387		565,471
			470,800,144	**685,268**
7. Provisions				
a) accrued pension liabilities and similar obligations		39,854,107		41,987
b) tax provisions		136,139,107		93,266
c) other provisions		43,111,503		57,929
			219,104,717	**193,182**
8. Special item with partial reserve character			0	0
9. Subordinated liabilities			**110,664,976**	**110,692**
10. Profit-participation certificates			**926,519,913**	**926,520**
including: maturing within two years € nil				
11. Fund for general banking risks			0	0
12. Shareholders' equity				
a) subscribed capital		108,000,000		108,000
b) capital reserve		416,093,607		416,094
c) retained earnings				
ca) reserve for treasury shares	0			0
cb) other retained earnings	135,900,000			310,600
		135,900,000		310,600
d) net profit		350,000,000		396,000
			1,009,993,607	**1,230,694**
Total Shareholders' equity and liabilities			**75,518,267,031**	**85,141,326**
1. contingent liabilities liabilities from guarantees and indemnity agreements			**31,881,839**	**43,447**
2. other commitments irrevocable loan commitments			**178,862,768**	**169,465**

Profit and Loss Account
of DEPFA Deutsche Pfandbriefbank AG, Frankfurt/Main
for the period from 01 January to 31 December 2004

Expenses	€	€	€	2003 T €
1. Interest expenditure			3,251,764,621	3,548,375
2. Commission expenditure			2,254,286	1,717
3. Net expenditure on financial operations			0	0
4. General administrative expenditure				
a) staff costs				
aa) wages and salaries	17,484,944			17,309
ab) social security costs and expenses for pensions and support	7,352,092			9,646
including: for pensions € 5,820,058		24,837,036		26,955
b) other administrative expenses		15,711,169		21,990
			40,548,205	48,945
5. Deprecation, amortisation or write-offs of intangible and fixed assets			2,774,189	3,038
6. Other operating expenditure			21,221,802	32,351
7. Depreciation/write-offs on claims and certain securities, additions to loan loss provisions			0	0
8. Depreciation of, and write-downs on participating interests, shares in affiliated companies and securities held as fixed assets			0	0
9. Expenditure for assumption of losses			0	0
10. Additions to special items with partial reserve character			0	0
11. Extraordinary expenses			0	0
12. Income taxes			91,128,262	56,734
13. Other taxes not reported under item #6			183,046	149
14. Profits transferred under a profit-pooling agreement, profit transfer agreement or partial profit transfer agreement			0	0
15. Net income for the year			175,300,000	70,300
Total expenses			**3,585,174,411**	**3,761,609**
1. Net income for the year			175,300,000	70,300
3. Withdrawals from retained earnings				
a) from other retained earnings			174,700,000	325,700
5. Net profit			350,000,000	396,000

Income	€	€	2003 T €
1. Interest income from			
a) lending business and money market transactions	2,121,765,570		2,504,423
b) fixed-income securities and government debt	1,266,310,961		1,223,407
		3,388,076,531	3,727,830
2. Current income from			
a) equities and other non fixed-income securities	8,085,000		0
b) participations	1,302		5
c) interests in affiliated companies	0		1,640
		8,086,302	1,645
3. Income from profit-pooling agreements, profit transfer agreements and partial profit transfer agreements		0	0
4. Commission income		3,369,955	9,366
5. Net profit on financial operations		0	0
6. Income from amounts written back on claims and certain securities and from the reversal of loan loss provisions		166,125,946	11,998
7. Income from write-ups to participating interests, shares in affiliated companies and securities held as fixed assets		17,006	466
8. Other operating income		19,498,671	7,910
9. Income from the reversal of special items with partial reserve character		0	2,394
10. Extraordinary income		0	0
11. Income from transfer of losses		0	0
12. Net loss for the year		0	0
Total income		**3,585,174,411**	**3,761,609**

Notes to the Financial Statements of DEPFA Deutsche Pfandbriefbank AG

The financial statements as at 31 December 2004 were prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch – "HGB") and the supplementary regulations of the German Stock Corporation Act (Aktiengesetz – "AktG"), the German Banking Act (Kreditwesengesetz), the German Mortgage Bank Act (Hypothekenbankgesetz) and the German Accounting Directive for Banks (Verordnung über die Rechnungslegung der Kreditinstitute – "RechKredV"). Where the provisions of the law require further details on individual items in the balance sheet and profit and loss account, these are shown in the notes.

A. Accounting and valuation principles

Receivables are valued at nominal value under section 340e (2) HGB. Any difference between the nominal value and the actual payment amount is shown as a deferred item in accordance with section 340e (2) HGB.

All recognisable individual risks on the loans side are covered by specific loan loss provisions. Additional loan loss provisions are set aside in accordance with § 340f HGB.

These instruments are allocated to the liquidity reserve or fixed assets and are either valued strictly at the lower of cost or market value (section 253 (3) of the HGB) or in accordance with the principles applicable to fixed assets (section 253 (2) of the HGB) and take into account currency hedging instruments. In accordance with the principles on zero coupon bonds laid down by the Main Committee of the Institute of Chartered Accountants in Germany (HFA 1/1986), the bank recognises the difference between purchase price and nominal value of securities held as liquidity reserve over the term of such securities and the ongoing reversal of these amounts is recorded in net interest income. Any premiums or discounts of securities in the investment portfolio have been amortised over the respective terms as well.

Participations and interests in affiliated companies are valued at the lower of acquisition cost or their value as at the reporting date.

Fixed assets are valued at acquisition or historical cost less scheduled depreciation. As far as is permissible under tax legislation, depreciation is calculated on a diminishing basis. Low-cost assets are written off in full in the year of acquisition.

Liabilities are shown on the balance sheet at the amount due for repayment. The difference between the nominal value and the initial carrying amount of liabilities is recognised under deferred items. Zero bonds are shown at their issue value, plus pro-rata interest in line with the yield at the time of issue.

Contingent liabilities are covered by provisions equalling the anticipated amount of the liability. Provisions for pensions have been determined using an interest rate of 6% based on the guideline tables issued by Heubeck in 1998 using the cost ("Teilwert") method in accordance with the actuarial principles.

Off-balance sheet financial instruments and associated underlying transactions hedged are treated as a single valuation unit to the extent permissible. For interest-related transactions, interest is deferred over the term of the loan.

Currency conversion in respect of fixed assets, current assets, liabilities and open positions in futures contracts is carried out in accordance with section 340h HGB and use is made of the valuation option under section 340 h (2) HGB. The underlying spot rate and swap points are recorded separately for foreign exchange forwards. Income and expenditure from swap contracts are deferred over the term of the transaction.

B. Notes to the balance sheet

Breakdown of remaining times to maturity

	Residual term					
Balance sheet item **€ m**	**Up to 3 months**	**Between 3 months and 1 year**	**Maturing in the follow-ing year**	**Between 1 year and 5 years**	**More than 5 years**	**Indefinite maturity**
Loans and advances to banks	4,084.6	2,034.0		2,991.2	526.8	
Loans and advances to customers	1,392.9	5,347.8		14,269.9	14,509.5	–
Debt securities and other fixed-income securities			2,484.4			
Liabilities to banks	10,864.0	2,383.5		1,772.7	1,316.9	
Liabilities to customers						
· Savings deposits with agreed notice period	–	–		–	–	
· Pfandbriefe issued and other liabilities	500.1	461.6		867.0	4,088.9	
Certificated liabilities						
· Bonds issued			8,314.8			
· Other certificated liabilities	–	–		–	–	

Receivables/liabilities to/from affiliated companies and associated companies

	To/from affiliated companies 2004 € m	2003 € m	To/from associated companies 2004 € m	2003 € m
Loans and advances to banks	756.0	4,184.5	–	–
Loans and advances to customers	–	–	–	–
Debt securities and other fixed-income securities	367.5	10.6	–	–
Liabilities to banks	1,775.2	3,190.0	–	–
Liabilities to customers	0.5	–	–	–
Certificated liabilities	50.0	274.9	–	–
Subordinated liabilities	110.7	110.0	–	–

Securities negotiable on the stock exchange

	Negotiable € m	Listed € m	Unlisted € m
Debt securities and other fixed-income securities	29,557.7	26,723.8	2,833.9
Equities and other non-fixed income securities	0.2	–	0.2
Participations	–	–	–
Investments in affiliated companies	0.0	–	0.0

The amount of negotiable debt securities and other fixed-income securities, which are not valued at the lower of cost or market value, amounted to € 1,007.2 million.

Fixed assets

The individual fixed assets positions developed as follows in the reporting period:

T €	Investments held as fixed assets	Participations	Investments in affiliated companies	Fixed assets Office furniture and equipment	Land and property
Acquisition/historical cost (01.01.04)	1,249,602	52	424	15,126	1,936
Additions	–	–	90	274	–
Disposals	242,378	–	39	3,662	1,936
Transfers	–	–	–	–	–
Amortisation/depreciation (accumulated)	–	52	–	7,375	–
Book value (31.12.04)	1,007,224	0	475	4,363	–
Book value (31.12.05)	1,249,602	0	424	8,906	811
Amortisation/depreciation during the year	–	–	–	2,774	–

No land and property was used within the scope of the company's own activities at 31 December 2004.

Shareholdings

At the balance sheet date, the shareholdings of DEPFA Deutsche Pfandbriefbank AG within the meaning of section 285(11) HGB comprised the following companies:

Company name	Registered Office	Interest held %	Shareholders' equity € m	Results € m
DEPFA Finance N.V.	Amsterdam	100.0	6.7	0.9
DEPFA Funding LLC	Wilmington	100.0	220.0	8.3
DEPFA Funding Trust	Wilmington	100.0	0.0	8.3
DEPFA Zweite GmbH	Frankfurt	100.0	0.3	0.0
DEPFA Royalty Management Ltd	Dublin	100.0	0.1	0.0

Trust assets/liabilities

The total amounts reported are distributed across balance sheet items as follows:

	€ m
Trust assets	
Loans and advances to customers	7.8
Other assets	122.8
Trust liabilities	
Liabilities to banks	7.8
Liabilities to customers	122.8

Other assets

In addition to claims not associated with the banking business and balances in clearing accounts as well as receivables from tax authorities, this item (reported at € 51.0 million) includes almost exclusively deferred items from financial derivatives.

Deferred items

	€ m
Assets	
Discounts on debt securities	224.2
Premiums on loans	320.9
Aggregate of new issues and lending businesses	545.1
Liabilities	
Premiums on debt securities	36.5
Discounts on loans	48.2
Aggregate of new issues and lending businesses	84.7

Subordinated assets

No subordinated assets were reported in the balance sheet (unchanged from 31 Dec 2003).

Assets pledged under repurchase agreements

At 31 Dec 2004, the book value of securities shown in the balance sheet and pledged under repurchase agreements amounted to € 6,055.4 million. Open market transactions amounting to € 540.8 million were pending at 31 Dec 2004.

Other liabilities

This item is reported at € 2.3 million and includes predominantly liabilities to tax authorities as well as other non-banking liabilities, and balances in clearing accounts.

Subordinated liabilities

Subordinated capital is made up as follows:

Nominal value (€ m)	Currency	Interest rate in %	Maturity date
50.0	EUR	3.76	30.06.2025
60.0	EUR	6.54	30.10.2028

In the event of insolvency or liquidation, the subordinated principal and interest claims on the bonds shall be paid back only after satisfaction of all creditors whose claims are not subordinated. Claims from the bonds may not be offset against claims of the debtor. Neither the creditor nor the debtor is entitled to terminate the bonds.

Interest expenditure on subordinated liabilities amounted to € 5,804.9 million.

Profit-participation certificates

The bank records profit-sharing certificates amounting to € 863.4 million. Of this total, € 102.3 million were issued in 1986, € 255.6 million in 1994, € 383.5 million in 1996 and € 45.0 million and € 77.0 million in 2000. The profit-participation rights expire on 31 December 2010, 31 December 2008, 31 December 2011, 31 December 2009, and 31 December 2014, respectively. They are admitted for trading on the official and regulated Frankfurt stock exchange.

Subscribed capital

As at 31.12.04, DEPFA Deutsche Pfandbriefbank AG had subscribed capital of € 108.0 million, divided into 36,000,000 bearer unit shares without par value.

Authorised capital

Resolution passed	Original amount € m	Utilisation in the reporting year € m	Amount still available € m	Time limit	Note
2002	54.0	–	54.0	18.06.2007	–

Reserves

The Bank's reserves developed as follows:

T €	Capital reserve	Reserve for treasury shares	Other retained earnings
Balance at 31.12.2003	416,094	–	310,600
Transfer from net income	–	–	-174,700
Balance at 31.12.2004	416,094	–	135,900

Contingent liabilities

Liabilities from guarantees and indemnities primarily comprise loan guarantees extended during the period before the conversion to a public limited company.

Other commitments

€ 177.2 million of irrevocable loan commitments of € 178.9 million refer to loans granted to other public authorities and mortgage loans.

Foreign currency

Total assets denominated in foreign currencies amounted to € 7,467.5 million at the balance sheet date. Liabilities denominated in foreign currencies totalled € 6,755.5 million. The difference has almost entirely been hedged using foreign exchange forwards and currency swaps.

Transactions subject to market and credit risk

The following transactions were outstanding and awaiting settlement on the balance sheet date:

Derivative transactions – presentation of volumes –

€ m	Nominal amounts		Positive market values	Negative market values
	31.12.2003	31.12.2004	31.12.2004	31.12.2004
Interest rate and currency swaps	99,947	84,684	2,671	-4,038
Interest rate futures and forward rate agreements	500	–	–	–
Interest rate options purchased	113	20	0	–
Interest rate options written	2,087	1,262	–	-193
Forward foreign exchange contracts	0	–	–	–
Other interest rates forward contracts	6,614	5,641	55	-633
Credit derivatives	2,039	1,548	15	–
Total	**111,300**	**93,155**	**2,741**	**-4,864**

Derivative transactions were designed almost exclusively to hedge foreign exchange and interest rate risks. Net positive and negative market values of derivatives are offset – and generally balanced overall – by revaluation reserves on the hedged transactions, resulting from exchange rate or interest rate fluctuations.

Derivative transactions – breakdown by remaining times to maturity

€ m	Nominal amount Remaining time to maturity					
	Up to 1 year		Between 1 year and 5 years		More than 5 years	
	31.12.2003	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.12.2004
Interest rate and currency swaps	20,247	9,512	36,630	36,881	43,070	38,290
Interest rate futures and FRAs	500	–	–	–	–	–
Interest rate options purchased	–	15	26	–	87	4
Interest rate options written	918	50	643	1,005	527	208
Forward foreign exchange contracts	0	–	–	–	–	–
Other interest rates forward contracts	787	653	1,905	1,405	3,922	3,584
Credit derivatives	–	–	2,039	–	–	1,548
Total	**22,452**	**10,230**	**41,243**	**39,291**	**47,606**	**43,634**

Derivative transactions – breakdown by counterparties –

€ m	Nominal amounts		Positive market values	Negative market values
	31.12.2003	31.12.2004	31.12.2004	31.12.2004
OECD banks	103,195	92,383	2,702	-4,788
OECD financial institutions	8,105	772	39	-76
Total	**111,300**	**93,155**	**2,741**	**-4,864**

Fair values of derivative financial instruments are determined using the discounted cash flow method, based on market prices or other valuation models. The discounted cash flow method is based on estimated future cash flows and assumed discount rates. The valuation on the basis of models takes into consideration yield curves, volatility factors, foreign exchange rates, futures prices, current market prices of underlying financial instruments and additional model parameters.

Contingencies

DEPFA Deutsche Pfandbriefbank AG has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DePfa Finance N.V., Amsterdam. It will ensure that DePfa Funding LLC, Delaware, is able to meet its contractual obligations.

C. Notes to the profit and loss account

Other operating expenses

This item comprises, in particular, expenditure on compensation payments in the context of the split as well as the net currency translation differences.

Commission income

This item refers mainly to commission income from guarantees for one subsidiary.

Other operating income

Other operating income includes, in particular, income from the agency business for Group companies as well as excess revenues from the sale of the Tokyo branch and the release of provisions.

Geographic breakdown of income

The
- interest income,
- current income from equity and other non-fixed income securities, participations and Interests in affiliated companies,
- commission income,
- other operating income

are divided between the geographical sales office regions as follows:

	Mio €
Germany	3,310.1
Rest of Europe	51.9
Japan	48.9

D. Notes to mortgage bank business

Coverage	T €
A. Mortage bonds (Hypothekenpfandbriefe)	
Ordinary cover	
1. Loans and advances to banks – Mortgage loans	–
2. Loans and advances to customers – Mortgage loans	–
3. Equalisation claims against the government	–
Total	–
Substitute cover	
1. Other loans and advances to banks	–
2. Debt securities and other fixed-income securities	944,384
Total	944,384
Total cover assets	944,384
Total value of mortgage bonds subject to coverage requirements	880,347
Excess cover	**64,037**
B. Public sector mortgage bonds	
Ordinary cover	
1. Loans and advances to banks – Public sector loans	4,395,628
2. Loans and advances to customers – Public sector loans	29,057,425
3. Debt securities and other fixed-income securities from public issuers	17,169,068
Total	50,622,121
Substitute cover	
1. Other loans and advances to banks	350,000
2. Debt securities and other fixed-income securities	–
Total	350,000
Total cover assets	50,972,121
Total value of public sector mortgage bonds subject to coverage requirements	49,471,626
Excess cover	**1,500,495**

Mortgages serving as cover

On the balance sheet date, no mortgages were recorded in the register of mortgages to cover mortgage bonds.

Mortgage repayments

Repayments during the year under review comprised	€ m
Scheduled repayments	121
Extraordinary repayments	1,030
Total	**1,151**

Extraordinary repayments include transfers of loans to Aareal Bank AG of € 0.6 billion.

Due and unpaid mortgage interest

Due to corresponding guarantees and indemnities, no overdue interest accumulated during the year under review.

Repossessions

Pending as at 31 December 2004	**Forced sales**	**Forced administration**	**Forced sales and forced administration**	**Total no. of cases**	**Forced sales carried out in 2004**
Residential property	253	164	339	756	149
Commercial property	25	33	39	97	32
Total	278	197	378	853	181

E. Other information

Consolidated financial statements

DEPFA Deutsche Pfandbriefbank AG's subsidiaries were of minor importance in the 2004 financial year. Therefore, the bank has opted not to include them into the consolidated financial statements in accordance with section 296 (2) HGB. Exercising the bank's option pursuant to section 296 HGB discharges the bank from the duty to present separate consolidated financial statements for DEPFA Deutsche Pfandbriefbank AG.

The parent company of the Group, DEPFA BANK plc, 1, Commons Street Dublin 1, Ireland, prepares its consolidated financial statements pursuant to US GAAP (United States Generally Accepted Accounting Principles) and in accordance with the EU Bank Accounts Directive (86/635/EEC) and EU Group Directive (83/349/EEC). The consolidated financial statements include DEPFA Deutsche Pfandbriefbank AG as well as its subsidiaries which must be consolidated in accordance with US GAAP. The consolidated financial statements can be obtained from the parent company in Dublin.

Executive bodies of DEPFA Deutsche Pfandbriefbank AG, giving details of membership of Supervisory Boards and other supervisory bodies in accordance with section 285 no. 10 of the HGB.

Management Board

Jürgen Karcher (from 1 Jan 2005)
Chairman

Dr. Marcel Morschbach

DEPFA Investment Bank Ltd.	Member of the Board of Directors

Carsten Samusch

DEPFA Finance N. V.	Member of the Supervisory Board

Supervisory Board

Dr. Thomas M. Kolbeck
Chairman
Vice Chairman and Deputy CEO of DEPFA BANK plc

Depfa-Bank Europe plc	Member of the Board of Directors
DEPFA Capital Japan K. K.	Chairman of the Board of Directors
DEPFA Investment Bank Ltd.	CEO and Chairman of the Board of Directors

Jürgen Karcher (until 31 Dec 2004)
Deputy Chairman
Member of the Board of Directors of DEPFA BANK plc (until 31 Dec 2004)

Cytonet GmbH	Member of the Supervisory Board (until 31 Dec 2004)

Dr. Reinhard Grzesik
Deputy Chairman (from 1 Jan 2005)
Member of the Board of Directors of DEPFA BANK plc

Depfa-Bank Europe plc	Member of the Board of Directors

Gerhard Bruckermann
Chairman and CEO of DEPFA BANK plc

Depfa-Bank Europe plc	Chairman of the Board of Directors
DEPFA Capital Japan K. K.	Chairman of the Board of Directors
DEPFA Investment Bank Ltd.	Member of the Board of Directors
DBE Property Holding Ltd.	Director

Dr. Uta Maria Fredebeil (until 31 Jan 2004)
DEPFA BANK plc

Martina Böttcher (until 16 Nov 2004)
DEPFA Deutsche Pfandbriefbank AG

Nicola Riemer (from 20 Jan 2005)
DEPFA Deutsche Pfandbriefbank AG

Monika Theilen (from 02 April 2004)
DEPFA Deutsche Pfandbriefbank AG

Total remuneration of officers of DEPFA Deutsche Pfandbriefbank AG

Total remuneration of the Management Board of DEPFA Deutsche Pfandbriefbank AG amounted to € 1,167,083.12 in the 2004 financial year. Remuneration of the Supervisory Board amounted to € 3,094.17.

Pension payments of € 780,791.66 were made to former members of the Management Board or their surviving dependants. The pension provisions for this group of persons amounted to € 8,507,888 at 31 December 2004.

Loans to officers of DEPFA Deutsche Pfandbriefbank AG

At the 31 December 2004, there was no loan outstanding to any Board member.

Declaration of Compliance pursuant to section 161 of the German Stock Corporation Act (AktG)

The Management Board and the Supervisory Board have given and provided the shareholders with a Declaration of Compliance as stipulated in section 161 of the German Stock Corporation Act (Aktiengesetz – AktG).

Average number of employees

	Female	Male	Total
Full-time employees	50	70	120
Part-time employees	7	–	7
Permanent staff	57	70	127
Temporary staff	2	2	4
Vocational trainees	–	–	–

Appropriation of profits

We shall make a proposal to the Annual General Meeting to distribute the entire net profit of € 350.0 million to the shareholders.

Frankfurt, 7 March 2005.

The Management Board







Jürgen Karcher | Dr. Marcel Morschbach | Carsten Samusch

The official audited Annual Report of DEPFA Deutsche Pfandbriefbank AG for the period ending 31st December 2004 is published in German. This version has been translated into English for the information and convenience of English speakers. While all reasonable care has been taken to ensure an accurate translation we do not guarantee the accuracy of the translation or accept any liability in respect thereof. In the event of any discrepancy between the German and the English versions or any uncertainty over the English language used please refer to the German version which takes precedence over the English translation.

Auditors' Certificate

Pursuant to the final results of our audit, we have granted the following unqualified auditor's certificate on 8 March 2005:

Unqualified Auditor's Report

We have audited the annual financial statements, together with the bookkeeping system, and the management report of DEPFA Deutsche Pfandbriefbank AG, Frankfurt am Main, for the business year from 1 January to 31 December 2004. The maintenance of the books and records and the preparation of the annual financial statements and the management report in accordance with German commercial law are the responsibility of the Bank's Board of Management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We have conducted our audit of the annual financial statements in accordance with section 317 HGB and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the Bank's business activities and its economic and legal environment and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the annual financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Bank in accordance with German principles of proper accounting. On the whole, the management report provides a suitable understanding of the Bank's position and suitably presents the risks of future development.

Frankfurt am Main on 8 March 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft



(Busch)
Wirtschaftsprüfer (German Chartered Account)



(p.pro. Mauß)
Wirtschaftsprüfer (German Chartered Account)

Report of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG, Frankfurt/Main

During the year under review, the Supervisory Board fulfilled the obligations incumbent upon it under applicable statutes and the bank's Memorandum and Articles of Association, and continually monitored the management of the bank. The Supervisory Board met on four occasions during the year under review; in addition, one meeting of the Accounts and Audit Committee took place, and five resolutions were passed in writing. In the course of its plenary meetings, the Supervisory Board was kept informed in detail, and held comprehensive discussions on current events. The Supervisory Board was kept informed by the Management Board regularly, promptly and extensively, both orally and in writing, regarding the company's business development and its overall situation, as well as on the business policies contemplated by the Management Board, on corporate planning issues as well as on significant transactions. The Supervisory Board also dealt with issues that required its approval, pursuant to applicable statutes, the company's Memorandum and Articles of Association, and the Supervisory Board's internal rules of procedure. In its meeting held on 9 December 2004, the Supervisory Board discussed the German Corporate Governance Code and related issues in detail; jointly with the Management Board, the Supervisory Board confirmed the bank's compliance with the majority of the Code's recommendations and proposals. The Supervisory Board's deliberations also focused on the impact of the planned sale of the bank; the squeeze-out of minority shareholders pursued by DEPFA BANK plc; the bank's strategy in the Public Finance business; and on draft legislation for a new German Covered Securities Act and the consequences thereof.

The smooth and steady flow of information between the Supervisory Board and the Management Board was ensured by regular business discussions held by the Chairman of the Supervisory Board with the Management Board.

In accordance with the duties incumbent upon it, the Accounts and Audit Committee reviewed accounting matters and evaluated the external auditors' reports, in the course of the meeting held during the year under review. The Committee also reported to the Supervisory Board about its assessments of the statements in the external auditors' reports, in particular with respect to the future development of the Company. The Committee analysed these reports in detail, and discussed the reasonability of measurements with the external auditors.

The bank's Financial Statements as at 31 December 2004, together with the accounting records and the Management Report, have been examined and certified without qualification by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt, the external auditors appointed by the Supervisory Board. The Supervisory Board has approved the Financial Statements, and has endorsed the proposal for the appropriation of net retained profit as submitted by the Management Board. The Management and Supervisory Boards have resolved to submit the financial statements to the Annual General Meeting for approval.

The Supervisory Board has examined the Financial Statements, the Management Report, as well as the proposal of the Management Board for the appropriation of net retained profit, and discussed these in the presence of the auditors. Having completed the examination, no objections were raised by the Supervisory Board. The Supervisory Board reviewed the options exercised in connection with the Financial Statements and identified in the Notes. Within the scope of its duties of monitoring the management of the company, the Supervisory Board has not become aware of any risks that have not been appropriately accounted for in the Financial Statements. The Supervisory Board has endorsed the assessments made by the Management Board in preparing the Management Report. The Supervisory Board has approved the Financial Statements, which are thus confirmed, and has endorsed the proposal for the appropriation of net retained profit as submitted by the Management Board.

The Management Board has submitted its report on the bank's relationships with related parties, pursuant to section 312 of the German Stock Corporation Act (Aktiengesetz - "AktG"), to the Supervisory Board, together with the corresponding report prepared by the external auditors. The external auditors' opinion reads as follows:

"Having duly examined and assessed this report in accordance with professional standards, we confirm that:

1. the report is free from factual mis-representations;

2. the company did not pay any excessive consideration or compensation for disadvantages with regard to the transactions identified in the report; and

3. there are no circumstances which, with respect to the measures stated in the report, would justify an assessment that materially differs from that presented by the Management Board."

The Supervisory Board has examined the report on the company's relationships with related parties and duly noted the auditors' opinion submitted in this respect. Having completed its examination, the Supervisory Board raised no objections against the declaration made by the Management Board at the end of the report on the company's relationships with related parties.

Mr. Jürgen Karcher resigned from his office as Deputy Chairman of the Supervisory Board with effect from 31 December 2004. Mr. Karcher has been appointed Chairman of the Management Board of DEPFA Deutsche Pfandbriefbank AG with effect from 1 Jan 2005.

Dr. Reinhard Grzesik was elected Deputy Chairman of the Supervisory Board as of 1 January 2005.

Following their transfer of employment to DEPFA BANK plc, Dr. Uta Maria Fredebeil and Ms. Martina Böttcher resigned from their office as members of the Supervisory Board representing employees with effect from 31 January 2004 and 16 November 2004, respectively.

The Supervisory Board would like to thank those members who retired from the Supervisory Board for the trusting cooperation.

Ms. Monika Theilen was elected as a new employee representative member of the Supervisory Board with effect from 2 April 2004, and Ms. Nicola Riemer was elected with effect from 20 January 2005.

Frankfurt/Main, March 2005

The Supervisory Board



Thomas M. Kolbeck
(Chairman)

DEPFA Deutsche Pfandbriefbank AG

The Management Board
The Chairman of the Supervisory Board

Declaration of Conformity and Report on the German Corporate Governance Code

I.

DEPFA Deutsche Pfandbriefbank AG has been one of the first German institutions to adopt Corporate Governance Principles as early as in 1999, then as part of the former DEPFA Group. We revoked the bank's own Corporate Governance Principles following the passing of the German Corporate Governance Code by the Government Commission.

The bank welcomes and supports the objectives of the German Corporate Governance Code. The Management Board and Supervisory Board therefore decided to comply with the vast majority of its recommendations and proposals. Where we do not adhere to individual recommendations and proposals stipulated on the Code, this is largely attributable to the special situation of DEPFA Deutsche Pfandbriefbank AG, as a Group subsidiary whose free float on the Regulated Market segment has fallen to a very low level.

DEPFA BANK plc intends to sell its subsidiary DEPFA Deutsche Pfandbriefbank AG. No statements regarding potential consequences for DEPFA Deutsche Pfandbriefbank AG in terms of its adherence to the German Corporate Governance Code as a result of such sale can be made at the time of this Declaration.

II.

DEPFA Deutsche Pfandbriefbank AG has complied, and will continue to comply with the recommendations of the German Corporate Governance Code, with certain exceptions set out below:

DEPFA BANK plc, parent company of the DEPFA Group, has chosen not to arrange for a deductible in the D & O Liability Insurance policy that it has procured for the DEPFA Group.
(Section 3.8, sentence 3 of the Code)

A Chairman of the Management Board has been appointed with effect from January 2005. (Section 4.2.1, sentence 1 of the Code)

The corporate bodies and committees of the bank's parent company are responsible for discussing and regularly reviewing the compensation system for the entire DEPFA Group.
(Section 4.2.2 of the Code)

Section 4.2.3 of the Code is adhered to subject to the following proviso:
To date, shares in the bank's parent company, DEPFA BANK plc, have been the only form of variable compensation components with long-term incentive effects and risk exposure. These shares have been granted subject to a lock-up period of several years. In the interest of retaining a certain level of

flexibility, retroactive adjustments of performance targets have not been explicitly excluded. No cap on such compensation was agreed upon.
(Section 4.2.3 of the Code)

The re-appointment of members of the Management Board prior to twelve months before the end of the appointment period together with a simultaneous termination of the current appointment is permitted even in the absence of special circumstances.
(Section 5.1.2, sentence 5 of the Code)

There is no stipulated age limit for a Member of the Management Board.
(Section 5.1.2, sentence 6 of the Code)

There is no stipulated age limit for a Member of the Supervisory Board.
(Section 5.4.1, sentence 2 of the Code)

There are more than two former members of the Management Board on the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG. As a result of the restructuring of the Group, former members of its Management Board are now members of the Board of Directors of the parent company; and also members of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG.
(Section 5.4.1, sentence 1, and section 5.4.2 of the Code)

The remuneration of each Supervisory Board member is € 500 annually. A performance-related remuneration is not paid.
(Section 5.4.5, sentences 3 to 5 of the Code)

DEPFA Deutsche Pfandbriefbank AG does not intend to note in the Report of the Supervisory Board if a member of the Supervisory Board took part in less than half of the meetings of the Supervisory Board in a financial year.
(Section 5.4.6 of the Code)

DEPFA Deutsche Pfandbriefbank AG does not prepare consolidated financial statements. For this reason the relevant recommendations of the Code are not applicable.

III.

DEPFA Deutsche Pfandbriefbank AG complies with the suggestions of the Government Commission "German Corporate Governance Code", with the exceptions described below:

The company will not make it possible for shareholders (approx. 2% free float) to follow the Annual General Meeting on the internet.
(Section 2.3.4 of the Code)

The shareholders' representatives in the Supervisory Board of the Company are former members of the Company's Management Board, and are now members of the Board of Directors of the parent company. Thus the Chairman of the Audit Committee is a former member of the Management Board of the Company.
(Section 5.3.2, sentence 2 of the Code)

The election of the members of the Supervisory Board will not take place at different times nor for different periods.
(Section 5.4.4 of the Code)

DEPFA Deutsche Pfandbriefbank AG does not prepare consolidated financial statements. For this reason the corresponding suggestions in the Code are not applicable.

Frankfurt, 9 December 2004





(Carsten Samusch) (Marcel Morschbach)



(Thomas M. Kolbeck)



DEPFA Deutsche Pfandbriefbank AG

An der Welle 5 · 60322 Frankfurt
Phone +49 69 50 06-0 · Fax +49 69 50 06-1331
info@depfa.com · www.depfa.com